Exhibit 12

Consent of Eric Vinet

United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Eric Vinet, Professional Engineer and member of the Ordre des ingénieurs du Québec, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is all scientific and technical information contained therein for the financial year ended December 31, 2020 other than that related to Mineral Reserves and Mineral Resources.

Dated this 31st day of March, 2021

Yours truly,

/s/ Eric Vinet
Name:	Eric Vinet
Professional Engineer
New Gold Inc.